Exhibit (a)(4)

IMPORTANT: You only need to complete and return this form if you want to withdraw a previous election to participate in the Stock Option Transfer Program. If you do not want to participate and you have not previously elected to participate you do not need to take any action.

Microsoft Corporation Stock Option Transfer Program

Withdrawal Form

[Employee Name]	LT #:
PersonnelNbr

Ladies and Gentlemen:

I acknowledge that I have received from Microsoft Corporation the Notice of Stock Option Transfer Program (the “Notice”). Capitalized terms used in this form have the meaning given to them in the Notice.

WITHDRAWAL OF A PREVIOUS ELECTION TO PARTICIPATE

I understand that by checking the “I WITHDRAW” box and signing my name below, I agree and acknowledge that I:

1.	Withdraw and rescind my election and instruction, and the contract that was created thereby, to Microsoft to transfer all of my outstanding Eligible Options through the Stock Option Transfer Program;

2.	Understand that withdrawing my election and instruction to transfer my Eligible Options means that I will not participate in the Stock Option Transfer Program, my options will not be transferred or amended, and I will retain my options with their current terms and conditions; and

3.	Agree with Microsoft that each of us may receive and transmit information electronically, including via facsimile, concerning my Eligible Options and the transfer of those options. I also agree that my election and instruction to so transfer my Eligible Options shall be made to Mellon Investor Services via facsimile at (201) 329-8456 or by mail to “Mellon Investor Services LLC, Attn: Reorganization Dept., P.O. Box 3301, South Hackensack, NJ 07606, USA” and that communications regarding my election and instruction to so transfer my Eligible Options or withdraw my election to participate may be made by me to Mellon Investor Services at the same facsimile number or address, and by Mellon Investor Services and/or Microsoft to me at the contact address that Microsoft currently has in its employee records.

❑	I WITHDRAW my previous election to participate in the Stock Option Transfer Program. My Eligible Options will not be transferred to JPMorgan.

Date:
EMPLOYEE SIGNATURE
[Employee Full Name]

If you wish to withdraw a previous election, please sign and date this form and fax it to the number below or send it by mail or courier to one of the addresses set forth below.

Keep a copy for your records.

To be effective this form must be SIGNED and RECEIVED by Mellon by the Election Deadline. You may change this election at any time until the end of the Election Period.

By Facsimile: (201) 329-8456 Confirm Receipt of Facsimile By Telephone: 1-800-853-4970 (calling from within the U.S.) +(201) 329-8246 (calling from outside the U.S.)	By Mail: Mellon Investor Services LLC Attn: Reorganization Dept. P.O. Box 3301 South Hackensack, NJ 07606 USA	By Overnight Courier: Mellon Investor Services LLC Attn: Reorganization Dept. 85 Challenger Road Mail Stop - Reorg. Ridgefield Park, NJ 07660 USA

All of your information that is described in this form may be used by Microsoft Corporation and its affiliates and subsidiaries (“Microsoft”) for administering and managing your participation in the Stock Option Transfer Program and any other appropriate business purpose. Microsoft will transfer this information to, and store this information in, Redmond, Washington, U.S.A. When necessary, Microsoft may transfer to, or share this information with: its affiliates and subsidiaries for any appropriate business purpose; third party agents acting on Microsoft’s behalf to provide products and services to employees; third parties as Microsoft determines is necessary to protect or defend its rights or property or the safety or property of its personnel; in the course of litigation; and as required by law, regulation, or court order. Microsoft will not disclose your information outside Microsoft without your consent except as provided above.

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